Exhibit 99.3

CERTIFICATE OF BETTY L. GIBBS

I, Betty L. Gibbs, E.M., M.Sc., Q.P. Mining Engineering, do hereby certify that:

1)	I am currently a Senior Associate of Behre Dolbear & Company, Inc:

Behre Dolbear & Company (USA), Inc.
999 Eighteenth Street, Suite 1500
Denver, CO 80202
Phone:	+1.303.620.0020
Fax:	+1.303.620.0024
E-mail:	Betty.Gibbs@dolbear.com
2)	I am a Mining Engineer with over 40 years of experience.
3)	I am a graduate of the Colorado School of Mines with an Engineer of Mines degree (1969) and a Master of Science degree (1972).
4)	I am an active member of the Society for Mining, Metallurgy, and Exploration and the Mining and Metallurgical Society of America with Qualified Person status (Member number 1164QP).
5.

I have read the definition of “qualified person” set out in National Instrument (NI) 43-101 and certify that by reason of my education, affiliation with a professional association as defined in NI 43-101 and past relevant work experience, I fulfill the requirements to be and am a “qualified person” for the purposes of NI 43-101 and this report.

5)

I have practiced my profession continuously since graduation and have acted in a responsible manner throughout my professional career. For a period of more than 40 years, I have performed work with geological database development, ore reserve analysis, mining software use and evaluations, open pit and underground mine planning, and other assignments in mining operations located in the United States of America and other countries.

6)	My experience covers work in a variety of commodities and deposit types, including molybdenum, copper, uranium, and gold. I have not visited the property.
7)

I am co-responsible for the preparation of section 17 of the report titled “Molejón Project. NI 43-101 Technical Report. Donoso District, Colon Province, Republic of Panamá” and dated April 2011 (Technical Report).

8)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9)	I am independent of the issuers applying all the tests in Section 1.5 of National Instrument 43-101.
10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th day of April 2011

“Signed and Sealed”

/s/ Betty L. Gibbs
Betty L. Gibbs
Mining Engineer, E.M., MSc., Q.P.